August 20, 2025

Jack Heilbron
Chief Executive Officer
Presidio Property Trust, Inc.
4995 Murphy Canyon Road
Suite 300
San Diego, CA 92123

        Re: Presidio Property Trust, Inc.
            Registration Statement on Form S-11
            Filed August 14, 2025
            File No. 333-289605
Dear Jack Heilbron:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Michael D. Nacht, Esq.